

Mail Stop 4546

December 16, 2016

Via E-mail
Timothy C. Scott
President
Provectus Biopharmaceuticals, Inc.
7327 Oak Ridge Hwy.
Knoxville, TN 37931

> **Re: Provectus Biopharmaceuticals, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 6, 2016**
> **File No. 333-213986**

Dear Mr. Scott:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We refer to your amended disclosure on pages 60-61 concerning the terms of the Series C Preferred Stock included in the subscription rights offering. Based on the revised structure of the offering, it appears that you will be asking shareholders to make an investment decision without knowledge of Series C Preferred Stock terms that materially impact the rights of subscribers and non-subscribers alike. In this regard, we note that the royalty, merger and liquidation rights of the Series C Preferred Stock, as well as its conversion terms, are dependent upon the gross proceeds received in the subscription offering. Accordingly, please tell us how the prospectus will comply with Rule 430A at the time of effectiveness.

<u>Prospectus Cover Page</u>

2.   Please revise the prospectus cover page and summary to highlight the material terms of the Series C Preferred Stock. Refer to Regulation S-K, Items 501(b)(2) and 503(a).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Scot Foley at (202) 551-3383 or Joseph McCann at (202) 551-6262 with any questions.

                                        Sincerely,

                                        /s/ Joseph McCann for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Tonya Mitchem Grindon, Esq.
        Lori B. Metrock, Esq.
        Baker, Donelson, Bearman, Caldwell & Berkowitz, PC